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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68605

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roc Global Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

330 Madison Avenue, 6th fl.
           (No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph A. Garofoli   646-495-5168
                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Graber, Plotzker & Ward, LLP
       (Name – *if individual, state last, first, middle name*)

150 E. 58th Street   New York   NY
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



2A

OATH OR AFFIRMATION

I, Joseph A. Garofoli _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Roc Global Securities, LLC _____ , as

of _December 31_____ , 2012_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LAZO MOLINA YASMIN
NOTARY PUBLIC, State of New York
No. 01LA6174922
Qualified in Nassau County
Commission Expires Oct. 1, 20/5

_____
Notary Public

_____
Signature

_____
Managing Member
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2B



Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Roc Global Securities, LLC
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Roc Global Securities, LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Roc Global Securities, LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Davis, Graber, Plotzker & Ward, LLP

Davis, Graber, Plotzker & Ward, LLP

New York, New York
February 6, 2013

ROC GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 950,118
Prepaid expenses and other assets	13,031
Receivables from brokers, dealers and others	119,092
Receivable from Clearing Broker	98,047
Deposit with Clearing Broker	200,000
Total assets	$ 1,380,288

LIABILIITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 41,003
Payable to related party	20,000
Total liabilities	61,003
MEMBER'S EQUITY	1,319,285
Total liabilities and member's equity	$ 1,380,288

See accompanying notes to statement of financial condition.

Note 1 - Summary of Business and Significant Accounting Policies

Organization and Business Overview

Roc Global Securities, LLC (the "Company"), was organized on June 1, 2009 ("Formation Date"), pursuant to the laws of the State of Connecticut. The Company is a wholly owned subsidiary of Roc Global Holdings LLC (the "Parent"). On May 17, 2011, the Company was approved by the Financial Industry Regulatory Authority ("FINRA") to commence business operations as a broker-dealer.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by FINRA, formerly the National Association of Securities Dealers ("NASD"). The Company is in the businesses of originating and distributing and trading equity-linked securities to investors. The business activities include private placements, acting as an underwriter, participating as a selling group participant and as a broker or dealer selling corporate equity-linked securities and convertible securities.

Basis of Accounting

The Company's statement of financial condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Banking

Investment banking fees are composed of origination, distribution and advisory revenues. Investment banking fees are recognized when the Company's performance under the terms of the contractual arrangements is completed, which is typically at the closing of the transaction. Expenses associated with investment banking transactions are recorded in Other operating expenses, net of client reimbursements. If the contractual arrangement includes reimbursement of out-of-pocket expenses, such expenses are deferred and recognized as a receivable.

Principal Transactions

The Company executes transactions as an intermediary (riskless-principal) by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing firm. Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Note 1 - Summary of Business and Significant Accounting Policies - continued

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Equipment

The Company expenses any computer and office equipment related costs that are individually $500 and below.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in their income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years subject to examination include the years 2011 and forward.

Fair Value Measurements

ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value and establishes a framework for measuring fair value. The Company adopted the provisions codified within ASC 820 for financial assets and liabilities that are

Note 1 - Summary of Business and Significant Accounting Policies - continued

measured at fair value on a recurring basis. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Company's own assumptions.

Advertising Costs

Advertising and branding related costs are expensed as incurred.

Note 2 - Receivables from brokers, dealers and others

Receivables from broker, dealer and others represent amounts due to the Company for one transaction. Such receivables relate to placement agency fees and expenses associated with such transaction that are expected to be reimbursed.

Note 3 - Receivable from Clearing Broker

The Company clears its principal securities transactions, and its customer related transactions on a fully disclosed basis, through another broker-dealer (the "Clearing Broker"). The net amount receivable from the Clearing Broker relates to principal securities transactions.

Note 4 - Related Parties

The Parent files a consolidated form for New York City unincorporated business taxes ("UBT"). The Parent charges the Company its share of UBT. For the year ended December 31, 2012 this charge amounted to $20,000.

In 2011, the Company borrowed $120,000 from its Parent under an interest bearing note which was scheduled to mature in December 2012. The note bore interest at 8%, which was payable quarterly. The Company prepaid the note and the related accrued interest on April 4, 2012.

Note 5 - Net Capital and Other Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8 to 1 for the first twelve months of FINRA membership and 15 to 1 thereafter. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2012, the Company had net capital of $1,187,162 which was $1,182,162 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 5.14 to 1 at December 31, 2012.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on fully disclosed basis. Therefore, the Company is not required to make periodic computation of the reserve requirements for the exclusive benefit of customers.

Note 6 - Office Space

During 2011, the Company entered into a space and service agreement ("Space Agreement"). The Company leases its office facilities on a month to month basis. The Company is required to provide 45 days notice in order to terminate the Space Agreement.

Pursuant to the terms of the Space Agreement, on each one year anniversary date of the commencement of the Space Agreement the monthly base rent can be increased to a negotiated and mutually agreed upon base rent.

Note 7 - Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a potential concentration of credit risk in that it maintains cash deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. Management has determined that the concentration subjects the Company to minimal risk only. At December 31, 2012, there were uninsured amounts.

The Company has an entered into a clearance agreement (the "Clearance Agreement") with one major financial institution. The customer securities transactions of the Company are cleared on a fully disclosed basis by the Clearing Broker pursuant to the Clearance Agreement.

Note 7 - Off-Balance Sheet Risk and Concentrations of Credit Risk -continued

While the Clearing Broker maintains the responsibility of margining such accounts and determining adequate collateralization, the Company has agreed to indemnify the Clearing Broker for certain losses that the Clearing Broker may sustain from the customer accounts introduced by the Company. Any debit balances relate to customer delivery-versus-payment transactions and, in the normal course of business, would be settled by the Clearing Broker subsequent to year end. At December 31, 2012, there were no customer debit balances maintained by the Clearing Broker.

As part of the Clearance Agreement, the Company made a cash deposit of $200,000 with this Clearing Broker. In addition, the sole owner of the Parent has guaranteed any indebtedness by the Company to the Clearing Broker that is not satisfied by the deposit up to a maximum of $800,000.

The Company's customers and counterparties are primarily institutional and consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

Due to the nature of the Company's business, large transactions with customers will occur each year. Transactions with one institutional customer accounted for 85% of the revenues for the year ended December 31, 2012.

Note 8 - Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 6, 2013, the date the statement of financial condition was available to be issued, and has determined there are no events to disclose.

Roc Global Securities, LLC

Statement of Financial Condition
December 31, 2012



Davis, Graber, Plotzker & Warc, LLP
Certified Public Accountants and Consultants

Roc Global Securities, LLC

Statement of Financial Condition
December 31, 2012

Roc Global Securities, LLC

CONTENTS

Facing Page to Form X-17A-5	2A
Affirmation of Member	2B
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5